Mail Stop 4561

March 16, 2009

Edward Lipkus III
Chief Financial Officer
First Commonwealth Corporation
22 North Sixth Street
Indiana, Pennsylvania 15701

> **RE:** **First Commonwealth Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-11138**

Dear Mr. Lipkus,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You refer to Pennsylvania shares tax expense on page 50. Please revise your business section or Management's Discussion and Analysis in future filings to disclose what the Pennsylvania shares tax expense represents and how it is calculated.

Financial Statements

Consolidated Statements of Cash Flows, page 54

2.   We note that you present the change in the payable due to investments purchased/not settled in the operating section of the statement of cash flows. Please tell us how the increase in the investment balance related to these purchases is presented in your statement of cash flows. Also tell us how you determined your presentation for this transaction is appropriate since it appears that this activity is a noncash activity. We may have further comment based on your response.

Note 1 – Allowance for Credit Losses, page 58

3.   We note your disclosure here and at various other points in the filing that discusses analyses you performed related to the allowance for credit losses in terms of determining the amount of "potential loss" and the "possibility of loss". This appears inconsistent with your policy disclosed on page 22 that "the allowance represents management's best estimate of probable loses that are inherent in our existing loan portfolio as of the balance sheet date." Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm that your methodologies are applied in such a manner as is reflected in the policy stated in your disclosure on page 22 and referred to above. Additional information is available in Section II.P.1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30, 2006 available on the SEC's web-site.

Note 8 – Securities Available for Sale, page 68

4.   You disclose that you classify your investment in FHLB stock as equity securities available for sale which is carried at cost. Please revise your future filings to address the following and provide us with your proposed disclosures:

   a.   Paragraph 12.26 of the AICPA Audit Guide for Depository and Lending Institutions states that investments in FHLB stock generally should not be shown with securities accounted for under SFAS 115. Please revise future filings to present your investment in FHLB stock outside of securities available for sale.

   b.   Refer to the guidance of paragraphs 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06. Please revise your future filings to more clearly discuss your accounting for these securities, including your impairment policies.

Note 10 – Impairment of Investment Securities, page 71

5.   We note the significant unrealized losses related to your pooled trust preferred securities at December 31, 2008 and the fact that 13 of the 15 pooled issues representing 87% of the total amortized cost were downgraded below investment grade by Moody's in the fourth quarter. Please address the following:

   a.   Please provide us with a detailed analysis of the pooled trust preferred securities' impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically identify any tranches that have contractually deferred interest payments and tell us how this impacted your cash flow analysis. We may have further comment based on your response.

   b.   Please tell us how you determined that the securities' impairment was temporary considering that the securities were downgraded below investment grade by Moody's. This downgrade appears to be a critical and compelling piece of evidence considering Moody's definition of a below investment grade credit rating states that there is high or substantial credit risk and that the security has speculative elements or is considered speculative.

   c.   You disclose that after taking into account management's best estimates of future interest deferrals and defaults, the excess subordination in your tranches ranged from 0.0% to 115.5% of the original collateral. Please provide us the supporting analysis that provides the basis for this disclosure.

   d.   Please revise future filings to include the excess subordination by deal in your table on page 38 of your MD&A.

   e.   Please revise to disclose the factors that you considered to conclude that you have the intent and ability to hold the securities for the time necessary to collect the contractual principal and interest of the debt securities.

   f.   The pooled trust preferred security detail disclosed on page 38 in your MD&A is very helpful. Please consider disclosing this in all future interim and annual filings where you are experiencing significant unrealized losses on these securities.

   g.   Please consider revising future filings to include single issue trust preferred securities in your table on page 38 if they experience increasingly severe unrealized losses.

Exhibit 31 Section 302 Certifications

6.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the title of the certifying individuals. Please revise future filings to omit the individuals' title.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief